Loan Contribution Agreement

This Loan Contribution Agreement (this “Agreement”) is entered into on this 26th day of November, 2010, between Ossen Innovation Co., Ltd., a company duly formed and validly existing under the laws of the British Virgin Islands (“Ossen Innovation”), Topchina Development Group, Ltd., a company duly formed and validly existing under the laws of the British Virgin Islands and a wholly owned subsidiary of Ossen Innovation (“Topchina”), Ossen Group (Asia) Co., Ltd., a company duly formed and validly existing under the laws of the British Virgin Islands and a wholly owned subsidiary of Ossen Innovation  (“Ossen Asia” and, collectively with Ossen Innovation and Topchina, the “Company”) and Dr. Liang Tang.

WHEREAS, Dr. Tang provided a one-time interest-free loan (the “Loan”) to Topchchina and Ossen Asia in connection with an investment in the Company’s subsidiary, Ossen Innovation Materials Co. Ltd., by Topchchina and Ossen Asia; and

WHEREAS, Dr. Tang is a shareholder of Ossen Innovation.

NOW, THEREFORE, the parties hereto agree as follows:

1. Amount.  The outstanding amount due under the Loan is approximately $12,924,000 (the “Loan Balance”).

2. Cancellation.  The Loan is hereby cancelled and forgiven, and the Loan Balance shall be treated as a contribution to the capital of Ossen Innovation.  The Company is hereby fully released from its obligations under the Loan and the Loan is hereby extinguished and discharged.

3. Entire Agreement.  This Agreement supersedes any other agreement, whether written or oral, that may have been made or entered into by any party relating to the matters contemplated by this Agreement and constitutes the entire agreement by and among the parties hereto.

4. Applicable Law.  This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the People’s Republic of China, without giving effect to principles of conflicts of law.

5. Counterparts.  This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, but all of which shall constitute but one and the same agreement.  Facsimile transmission of any signed original document and/or retransmission of any signed facsimile transmission will be deemed the same as delivery of an original.

[Signature page follows]

IN WITNESS WHEREOF the parties have hereunto executed this Agreement the day and year first above written.

OSSEN INNOVATION CO., LTD.

By:      ___________________________________

Name: ___________________________________

Title:   ___________________________________

TOPCHINA DEVELOPMENT GROUP, LTD.

By:      ___________________________________

Name: ___________________________________

Title:   ___________________________________

OSSEN GROUP (ASIA) CO., LTD.

By:      ___________________________________

Name: ___________________________________

Title:   ___________________________________

___________________
By: Liang Tang